UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

YuMe,Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

98872B104
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI CAPITAL YANKEE, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,003,560
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,003,560
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,433
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 72,433
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,075,993
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,075,993
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,075,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,615,993
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,615,993
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,615,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON JAMES A. DUNN, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,615,993
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,615,993
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,615,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON DARREN C. WALLIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,615,993
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,615,993
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,615,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	AVI Capital Yankee, LP, a Delaware limited partnership (“AVI Yankee”), with respect to the Shares directly owned by it;

(ii)	AVI Capital Partners, LP, a Delaware limited partnership (“AVI LP”), with respect to the Shares directly owned by it;

(iii)	AVI Management, LLC, a Delaware limited liability company (“AVI Management”), as the investment manager of each of AVI Yankee and AVI LP;

(iv)
AVI Partners, LLC, a Delaware limited liability company (“AVI Partners”), as the general partner of each of AVI Yankee and AVI LP and the investment advisor of a certain managed account (the “AVI Managed Account”);

(v)	James A. Dunn, Jr., as a managing partner of AVI Partners and a managing member of AVI Management; and

(vi)	Darren C. Wallis, as a managing partner of AVI Partners and a managing member of AVI Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6 of Amendment No. 3 to the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 555 E. Lancaster Avenue, Suite 520, Radnor, Pennsylvania 19087.

(c)           The principal business of each of AVI Yankee, AVI LP and AVI Partners is making value-oriented, special situation investments where identifiable catalysts are available to unlock value for all shareholders. AVI Management serves as the investment manager of each of AVI Yankee and AVI LP.  Each of Messrs. Dunn and Wallis serves as a managing partner of AVI Partners and a managing member of AVI Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 98872B104

(f)           Each of AVI Yankee, AVI LP, AVI Partners, and AVI Management is organized under the laws of the state of Delaware. Each of Messrs. Dunn and Wallis is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of AVI Yankee and AVI LP and held in the AVI Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 3,003,560 Shares owned directly by AVI Yankee is approximately $15,695,482, excluding brokerage commissions. The aggregate purchase price of the 72,433 Shares owned directly by AVI LP is approximately $372,038, excluding brokerage commissions.  The aggregate purchase price of the 540,000 Shares held in the AVI Managed Account is approximately $2,873,876, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons continue to believe the Issuer is significantly undervalued and remain engaged in constructive discussions with the Issuer regarding matters concerning strategy, transparency, and capital allocation. The Reporting Persons commend the Issuer for its productive reciprocation in these discussions and its commitment to enhancing shareholder value.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,476,350 Shares outstanding, as of April 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2015.

A.	AVI Yankee

(a)	As of the close of business on July 20, 2015, AVI Yankee beneficially owned 3,003,560 Shares.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 3,003,560
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,003,560
4. Shared power to dispose or direct the disposition: 0

(c)	AVI Yankee has not entered into any transactions in the Shares during the past sixty days.

B.	AVI LP

(a)	As of the close of business on July 20, 2015, AVI LP beneficially owned 72,433 Shares.

Percentage: Less than 1%

CUSIP NO. 98872B104

(b)	1. Sole power to vote or direct vote: 72,433
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 72,433
4. Shared power to dispose or direct the disposition: 0

(c)	AVI LP has not entered into any transactions in the Shares during the past sixty days.

C.           AVI Management

(a)	AVI Management, as the investment manager of each of AVI Yankee and AVI LP, may be deemed to beneficially own the 3,075,993 Shares owned in the aggregate by AVI Yankee and AVI LP.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 3,075,993
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,075,993
4. Shared power to dispose or direct the disposition: 0

(c)	AVI Management has not entered into any transactions in the Shares during the past sixty days.

D.	AVI Partners

(a)
As of the close of business on July 20, 2015, 540,000 Shares were held in the AVI Managed Account.  AVI Partners, as the general partner of each of AVI Yankee and AVI LP and the investment advisor of the AVI Managed Account, may be deemed to beneficially own the 3,615,993 Shares owned in the aggregate by AVI Yankee and AVI LP and held in the AVI Managed Account.

Percentage: Approximately 10.8%

(b)	1. Sole power to vote or direct vote: 3,615,993
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,615,993
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by AVI Partners through the AVI Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Messrs. Dunn and Wallis

(a)
Each of Messrs. Dunn and Wallis, as a managing partner of AVI Partners and a managing member of AVI Management, may be deemed to beneficially own the 3,615,993 Shares owned in the aggregate by AVI Yankee and AVI LP and held in the AVI Managed Account.

Percentage: Approximately 10.8%

CUSIP NO. 98872B104

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,615,993
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,615,993

(c)
None of Messrs. Dunn or Wallis has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares through the AVI Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 98872B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2015	AVI CAPITAL YANKEE, LP

	By:	AVI Partners, LLC, its general partner

	By:	/s/ Darren C. Wallis
		Name:	Darren C. Wallis
		Title:	Managing Partner

AVI CAPITAL PARTNERS, LP

By:	AVI Partners, LLC, its general partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI MANAGEMENT, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

AVI PARTNERS, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

/s/ Darren C. Wallis
DARREN C. WALLIS Individually and as attorney-in-fact for James A. Dunn, Jr.

CUSIP NO. 98872B104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/(Sale)

AVI PARTNERS, LLC
(Through the AVI Managed Account)

32,000	5.3996*	06/29/2015
13,600	5.4037*	06/30/2015
21,700	5.2829*	07/01/2015
10,331	5.3098*	07/02/2015
10,569	5.2275*	07/06/2015
37,466	5.1296*	07/07/2015
78,068	5.1644*	07/08/2015
400	5.3500*	07/09/2015
33,400	5.4345*	07/10/2015
55,860	5.2839*	07/16/2015
124,806	5.3783*	07/17/2015
121,800	5.3977*	07/20/2015

____________________
* The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.28 to $5.52, $5.37 to $5.425, $5.25 to $5.31, $5.225 to $5.33, $5.16 to $5.27, $5.045 to $5.21, $5.06 to $5.37, $5.35 to $5.35, $5.31 to $5.53, $5.20 to $5.45, $5.30 to $5.44 and $5.338 to $5.43, respectively. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the ranges set forth herein.